1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 26, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE

EIGHTH

MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

The purpose of this announcement is to disclose the resolutions passed at the Eighth Meeting of the Fifth Session of the Board on 23 March 2012.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the Eighth Meeting of the Fifth Session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 9 March 2012 by way of written notices or e-mails. The meeting was held on 23 March 2012 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by physical meeting. Eleven directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the articles of association of the Company.

The eleven directors of the Company present at the meeting unanimously agreed and passed the following resolutions:

1. Approved the “Annual Report for the Year 2011 of Yanzhou Coal Mining Company Limited” and “Summary of the Annual Report”, and to publish the results of 2011 domestically and internationally.

2. Approved the “Board Working Report for the Year 2011 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2011 annual general meeting of shareholders (“2011 Annual General Meeting”) for discussion and consideration.

3. Approved the “Audited Financial Statement for the Year 2011 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2011 Annual General Meeting for discussion and consideration.

4. Approved the “Profit Distribution Plan for the Year 2011 of Yanzhou Coal Mining Company Limited”, and submit the same to the 2011 Annual General Meeting for discussion and consideration.

According to the PRC generally accepted accounting principles, the net profit of the Company attributed to the parent company for the year 2011 was RMB 8.623 billion, after appropriation of RMB 676 million as statutory reserve and together with the undistributed profit at the beginning of the year 2011 of RMB 21.292 billion, the distributable profit of the Company to the shareholders for the year 2011 was RMB 29.239 billion. After deducting RMB 2.9019 billion being the cash dividend approved at the 2010 Annual General Meeting which has since been paid, the actual distributable profit at the end of the year 2011 was RMB 26.337 billion.

In accordance with the dividends policy consistently applied by the Company, i.e. distributing approximately 35% of the net income of the Company after deduction to the statutory reserves as final dividend, it was proposed to declare aggregate cash dividends for the year 2011 of RMB 2.8035 billion (tax inclusive) to the shareholders, which is RMB 0.57 per share (tax inclusive).

After taking into account the proposed cash dividends for the year 2011, the remaining undistributed profit at the end of 2011 was RMB 23.534 billion. The Company would not increase its share capital through capitalization of its capital reserve for 2011.

5. Approved the “Proposal in relation to the remuneration of the directors and supervisors for 2012 of Yanzhou Coal Mining Company Limited”, and to submit the same to the 2011 Annual General Meeting for discussion and consideration.

The Company paid an aggregate amount of RMB 1.3363 million (tax inclusive) to the non-independent directors in 2011, which is an average of RMB 0.3341 million (tax inclusive) for each person in the year, and provided an aggregate amount of RMB 0.2673 million as their retirement pension. The fifth session of the Board has four independent directors, who have since June 2011 received remuneration from the Company in an aggregate amount of RMB 0.2884 million (tax inclusive), i.e. an average of RMB 0.1236 million (tax inclusive) for each person in the year. The Company has paid an aggregate amount of RMB 0.8201 million (tax inclusive) to the supervisors in 2011, which is an average of RMB 0.4101 million (tax inclusive), and provided an aggregate amount of RMB 0.1640 million for their retirement pension.

It was proposed that, upon achieving the Company’s operation goal for 2012, the remuneration of non-independent directors, independent directors and supervisors be increased by approximately 9% as compared to that of 2011. This was agreed by the independent directors.

6. Approved the “Remuneration of the senior management for 2012 of Yanzhou Coal Mining Company Limited”.

In 2011, the number of senior management (excluding directors) who had received remuneration from the Company was seven, of which one was a newly appointed deputy general manager who received remuneration as senior management commencing from December 2011. The other six persons had received remuneration in an aggregate amount of RMB 2.3663 million (tax inclusive), which is an average of RMB 0.3944 million (tax inclusive) for each person in the year, and an aggregate amount of RMB 0.3333 million has been provided for as retirement pension.

Upon achieving the operation goal of 2012, the remuneration of the senior management (excluding directors) would be increased by approximately 9% as compared to that of 2011. This was agreed by the independent directors.

7. Approved the “Self-Assessment Report of Internal Control for the Year 2011 of Yanzhou Coal Mining Company Limited”.

8. Approved the “Proposal in relation to the amendments to the Working Rules of General Managers of Yanzhou Coal Mining Company Limited”.

9. Approved the “Social Responsibility Report 2011 of Yanzhou Coal Mining Company Limited”.

10. Approved the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”, and to submit the same to the 2011 Annual General Meeting for discussion and consideration.

The Company proposed to continue to buy liability insurance of a maximum insured amount of USD15 million for the directors, supervisors and senior officers.

11. Approved the “Proposal in relation to the re-appointment and remuneration of external auditing firm for the year 2012”, and to submit the same to the 2011 Annual General Meeting for discussion and consideration.

The Board proposed to re-appoint Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua (including Grant Thornton and Grant Thornton Hong Kong Limited) as the domestic and overseas auditors respectively.

According to the authorization of the 2010 Annual General Meeting, the auditing fees be increased by RMB 0.5 million due to the internal control auditing work required by the “General Rules on Internal Control for Enterprises” issued by five ministries of the PRC including Ministry of Finance, and the auditing fees be increased by RMB 0.2 million due to the issuance of corporate bonds by the Company.

It was proposed that the following remuneration be paid in 2012:

(1) the auditing fees for the domestic business would be RMB 7.8 million, with RMB3.9 million for each of Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua;

(2) the auditing fees for the overseas business would be AUD 0.95 million; and

(3) the Board was authorized to make decision and pay additional service fees.

12. Approved the “Proposal in relation to the continuing connected transactions of Yanzhou Coal Mining Company Limited for the year 2011”

The Board confirmed that the actual amounts of all types of continuing connected transactions between the Company and controlling shareholder in 2011 had not exceeded the proposed annual caps approved by the independent shareholders or the Board.

As such transactions involved connected transactions, four related directors abstained from voting while the remaining seven directors unanimously approved the resolution.

The Independent directors gave confirmatory opinions on the execution of the 2011 continuing connected transactions of the Company.

13. Approved the “Proposal in relation to the items and the annual caps of continuing connected transactions from 2012 to 2014”, and to submit the same to the 2011 Annual General Meeting for discussion and consideration.

Approved the execution of the six continuing connected transaction agreements to be entered into by the Company, Yankuang Group Corporation Limited and Yankuang Group Financial Limited Company, and to submit the same to the 2011 Annual General Meeting for consideration and approval by the independent shareholders and for approval of the annual caps for the relevant transactions for the years 2012 to 2014.

Approved the establishment of an independent board committee comprising 4 independent directors to consider and advise the independent shareholders in respect of the continuing connected transactions.

As this resolution involved connected transactions, four related directors abstained from voting while the remaining seven directors unanimously approved the resolution. The independent directors gave confirmatory opinions on this resolution.

The Company will publish an announcement of the “Continuing Connected Transactions” separately.

14. Approved the “Proposal in relation to the provision for the impairment of assets”.

As Shanxi Tianhao Chemicals Co., Ltd. (“Tianhao Chemicals”), a subsidiary controlled by the Company, had not yet reached normal production since commencement of its operation due to shortage of raw material i.e. coke oven gas, the following provisions for impairment of assets were approved:

(1) approved the provision for impairment for the full amount of an entrusted loan of RMB 7,096,447.65 of Tianhao Chemicals. Such provision will not affect the consolidated profit of the Group for the year 2011;

(2) approved the provision for impairment of assets in the amount of RMB 281,994,094.76 on the fixed assets of Tianhao Chemicals. Such provision will correspondingly affect the consolidated profit of the Group for the year 2011 .

15. Approved the “Proposal in relation to the alteration of the approved financing activities of the financing business”, and to submit the same to the 2011 Annual General Meeting for discussion and consideration.

Approved the modification of the resolution “Proposal on authorising the Company to handle matters in relation to financing activities at fixed interest rate” approved at the 2010 Annual General Meeting, the previously approved resolution was:

“Authorized the Board and the Board was further authorized to authorize the management of the Company:

(1) to the extent permitted by laws and regulations and according to the projects progress and capital needs of the Company, to raise no more than RMB20 billion by financing activities such as fixed-interest bank loans, short-term financing bonds and offshore RMB bonds, at appropriate time to supplement the working capital of the Company, adjust the Company’s debt portfolio and to fund the ongoing and new projects of the Company;

(2) to authorize the general manager of the Company to formulate the detailed proposal for the financing activities, including the terms of financing agreements, size of financing, duration, interest rates, specific use of proceeds, arrangement for repayment of principal and interest and other relevant matters;

(3) to sign any agreements and relevant legal documents relating to the financing activities and handle other relevant matters.”

Such resolution be amended to:

“The Board was authorised and the management of the Company was delegated by the Board:

(1) to the extent permitted by laws and regulations and according to the projects progress and capital needs of the Company, to raise no more than RMB20 billion by financing activities such as bank loans, finance leases, private placement funds, short-term financing bills, medium-term notes, at appropriate time to supplement the working capital of the Company, adjust the Company’s debt portfolio and to fund ongoing and new projects of the Company;

(2) to formulate the detailed proposal of the financing activities, including the terms of financing agreements, size of financing, duration, interest rates, specific use of proceeds, arrangement for repayment of principal and interest and other relevant matters;

(3) to sign any agreements and relevant legal documents relating to the financing activities and handle financing related matters.”

16. Approved the “Proposal in relation to the general mandate to be granted to the Board to issue additional H shares of the Company (“H Shares”)”, and to submit the same to the 2011 Annual General Meeting for discussion and consideration.

It was proposed that the Board be authorized to make timely decision according to market situation as to whether it would issue additional H Shares not exceeding 20% of the total amount of existing issued H Shares.

17. Approved the “Proposal in relation to the general mandate to be granted to the Board to repurchase H Shares”, and to submit the same to the 2011 Annual General Meeting, the 2012 first domestic shareholders’ class meeting and 2012 first H shareholders’ class meeting for discussion and consideration.

It was proposed that the Board be authorized to make timely decision according to market situation as to whether it would repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing the relevant resolution.

The director, Mr. Wu Yuxiang, be authorized to act on behalf of the Board to make timely decision about the specific matters of the repurchase of H Shares after the Board has been granted the general mandate to repurchase up to 10% of the total issued H Shares, and carry out the relevant approval and disclosure procedures, including but not limited to, determinate the timing, quantity and price of the repurchase and opening overseas share account and carry out related change of foreign exchange registration procedures, dispatch explanation documents to shareholders regarding the repurchase, inform creditors and make public announcement, file with the China Securities Regulatory Commission, cancel the shares repurchased, revise the Articles of Association of the Company, and carry out related change of registration procedures and execute and handle other documents and matters related to the repurchase.

18. Approved to convene the 2012 first domestic shareholders’ class meeting and the 2012 first H shareholders’ class meeting of Yanzhou Coal Mining Company Limited.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

23 March 2012

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC